U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF:

THE TAIWAN FUND, INC.

FILE NO. 811-

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(C) OF THE INVESTMENT COMPANY ACT

OF 1940 GRANTING AN EXEMPTION FROM SECTION

19(B) OF THE ACT AND RULE 19B-1 THEREUNDER

Please direct all communications, notices and orders to:

The Taiwan Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Plaza

5th Floor

Boston, Massachusetts 02116

Attention: Tracie A. Coop, Secretary

With copies to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 W. 52nd Street

New York, NY 10019

As filed with the Securities and Exchange Commission

On September 3, 2013

- i -

The Taiwan Fund, Inc. (the “Fund” or, the “Applicant”) hereby applies for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), providing the Fund (including any successor in interest)1 with an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.

I	DESCRIPTION OF APPLICANT

The Fund is a diversified, closed-end management investment company registered under the Act. The investment objective of the Fund is to seek long-term capital appreciation through investment primarily in equity securities listed on the Taiwan Stock Exchange in the Republic of China. The Fund is organized as a Delaware corporation and commenced operations on December 23, 1986. The Fund’s shares of common stock are currently listed on the New York Stock Exchange, a national securities exchange as defined in Section 2(a)(26) of the Act.

II	RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the “Code”), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code may make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (provided that it does not exceed 10% of the total amount distributed for the taxable year).

Applicant believes that Rule 19b-1 should be interpreted to permit the Fund to pay an unlimited number of distributions on its common stock so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for the Fund’s proposed distribution policies, in the absence of such an interpretation, Applicant hereby requests an order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common stock.

[1]	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

1

III	REPRESENTATIONS OF APPLICANT

Prior to relying on the Order requested by this Application, the Board of Directors (“Board”) of the Fund, including a majority of the directors who are not interested persons of the Fund, as defined in Section 2(a)(19) of the Act (the “Independent Directors”), will request such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy (“Distribution Policy”). In particular, the Board and the Independent Directors will review information regarding (i) the purpose and terms of the Distribution Policy; (ii) the likely effects of the policy on the Fund’s long-term total return (in relation to market price and net asset value (“NAV”) per share of common stock); (iii) the expected relationship between the Fund’s distribution rate on its common stock under the policy and the Fund’s total return (in relation to NAV per share); (iv) whether the rate of distribution is anticipated to exceed the Fund’s expected total return in relation to its NAV per share; and (v) any foreseeable material effects of the policy on the Fund’s long-term total return (in relation to market price and NAV per share). Following this review, the Board, including the Independent Directors, will, before adopting or implementing any Distribution Policy, make a determination that the Distribution Policy is consistent with the Fund’s investment objective and in the best interests of the holders of the Fund’s common stock. The Distribution Policy will be consistent with the Fund’s policies and procedures and will be described in the Fund’s registration statement.

In addition, prior to implementation of a Distribution Policy for the Fund, the Board shall have adopted policies and procedures (the “Section 19 Compliance Policies”) pursuant to Rule 38a-1 under the Act that:

(i) are reasonably designed to ensure that all notices required to be sent to the Fund’s stockholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

(ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board will summarize the basis for the Board’s approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy will be to permit the Fund to distribute over the course of each year, through periodic distributions in relatively equal amounts (plus any required special distributions), an amount closely approximating the total taxable income of the Fund during the year and, if determined by the Board, all or a portion of returns of capital paid by portfolio companies to the Fund during the year. Under the Distribution Policy, the Fund would distribute to its common stockholders a fixed monthly percentage of the market price of the Fund’s common stock at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund’s common stock would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund’s performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund’s common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

IV	JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicant submits that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicant and its stockholders.

A.	Receipt of the Order would serve stockholder interests

Applicant believes that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application may help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit stockholders in another way. Common stock of closed-end funds often trade in the marketplace at a discount to their NAV. Applicant believes that this discount may be reduced if the Fund is permitted to pay relatively frequent dividends on its common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which Fund shares trade in the market would benefit the holders of the Fund’s common stock along with the Fund.

B.	The Fund’s stockholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.2 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Fund’s annual report to stockholders and on its Internal Revenue Service (“IRS”) Form 1099-DIV, which will be sent to each common stockholder who received distributions during a particular year (including stockholders who have sold shares during the year).

In addition, the Fund will make the additional disclosures required by the conditions set forth in Part V below, and will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to stockholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies, and the conditions listed below will help to ensure that the Fund’s stockholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Fund to Section 19(b) and Rule 19b-1 would afford stockholders no extra protection. In addition, the Fund will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to stockholders

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

[2]	See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966) (the “Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In the situation set forth above, it would be necessary that the normal operation of a periodic distribution plan be distorted in order to comply with Rule 19b-1, which would serve no logical purpose. Additionally, there is no logical reason to require any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s stockholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicant would minimize these anomalous effects of Rule 19b-1 by enabling the Fund to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D.	Other concerns leading to adoption of Rule 19b-1 are not applicable

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital. Applicant submits that this concern should not apply to closed-end investment companies, such as the Fund, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicant also submits that there is currently a tax rule that provides that any loss realized by a stockholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain paid on such shares, to avoid the selling of dividends.

E.	Further limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicant asserts that by limiting the number of capital gain dividends that the Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever the Fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital3 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund’s long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicant believes that the application of Rule 19b-1 to a Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

The proposed Order will assist the Fund in avoiding these Rule 19b-1 problems.

F.	General

The relief requested is that the Commission permit the Fund to make periodic distributions in respect of its common stock as frequently as twelve times in any one taxable year. Granting this relief would provide the Fund with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of the Fund’s Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 do not serve any logical purpose and are not in the best interests of stockholders.

V	APPLICANT’S CONDITIONS

Applicant agrees that the Order will be subject to the following conditions:

1. Compliance Review and Reporting. The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund has complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

[3]	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

2. Disclosures to Fund Stockholders.

(a) Each 19(a) Notice disseminated to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common stock basis, together with the amounts of such distribution amount, on a per share of common stock basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the five-year period ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

(2) “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’”;4 and

(3) “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to stockholders under Rule 30e-1 under the Act, and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3. Disclosure to Stockholders, Prospective Stockholders and Third Parties.

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

[4]	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4. Delivery of 19(a) Notices to Beneficial Owners. If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for When the Fund’s Common Stock Trades at a Premium.

If:

(a) The Fund’s common stock has traded on the stock exchange that it primarily trades on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common stock as of the close of each trading day over a twelve-week rolling period (each such twelve-week rolling period ending on the last trading day of each week); and

(b) The Fund’s annualized distribution rate for such twelve-week rolling period, expressed as a percentage of NAV as of the ending date of such twelve-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the two-year period ending on the last day of such twelve-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such twelve-week rolling period, the Board, including a majority of the Independent Directors:

(1) will request and evaluate such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common stock; and

(C) the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the two-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings. The Fund will not make a public offering of the Fund’s common stock other than:

(a) a rights offering below NAV to holders of the Fund’s common stock;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than one percentage point greater than the Fund’s average annual total return for the five-year period ending on such date; and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year.

7. Amendments to Rule 19b-1. The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI	APPLICABLE PRECEDENT

The Commission has recently granted relief substantially the same as that sought here to ING Asia Pacific High Dividend Equity Income Fund, Investment Company Act Release Nos. 29735 (July 21, 2011) (notice) and 29754 (August 16, 2011) (order); Tortoise Power and Energy Infrastructure Fund, Inc. and Tortoise Capital Advisors, L.L.C., Investment Company Act Release Nos. 29755 (August 16, 2011) (notice) and 29785 (September 12, 2011) (order); Stone Harbor Emerging Markets Income Fund, et al., Investment Company Act Release Nos. 29791 (September 16, 2011) (notice) and 29834 (October 12, 2011) (order); Invesco Total Property Market Income Fund, et al.; Investment Company Act Release Nos. 30055 (April 26, 2012) (notice) and 30069 (May 22, 2012) (order); Prudential Short Duration High Yield Fund, Inc., and Prudential Investments LLC, Investment Company Act Release Nos. 30195 (September 5, 2012) (notice) and 30226 (October 2, 2012) (order); The Adams Express Company and Petroleum & Resources Corporation, Investment Company Act Release Nos. 30304 (December 13, 2012) (notice) and 30344 (January 8, 2013) (order); and Royce Focus Trust, Inc., et al., Investment Company Act Release Nos. 30447 (April 4, 2013) (notice) and 30499 (April 30, 2013) (order).

VII	CONCLUSION

On the basis of the foregoing, Applicant respectfully requests that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Fund from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit the Fund to make distributions on its common stock consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common stock as described in this Application.

VIII	PROCEDURAL COMPLIANCE

The verifications required by Rule 0-2(d) are set forth below. Pursuant to Rule 0-2(f) under the Act, the Applicant further states that:

(a)	The address of the Applicant is as follows:

  The Taiwan Fund, Inc.

  c/o State Street Bank and Trust Company

  2 Avenue de Lafayette

  P.O. Box 5049

  Boston, Massachusetts 02206-5049

(b)	Any questions regarding this Application should be directed to:

  The Taiwan Fund, Inc.

  c/o State Street Bank and Trust Company

  4 Copley Place

5th Floor

Boston, Massachusetts 02116

Attention: Tracie A. Coop, Secretary

With copies to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 W. 52nd Street

New York, NY 10019

The Applicant requests that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Applicant has attached as exhibits to this Application the required verifications.

IX	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicant.

The Taiwan Fund, Inc.

Joe O. Rogers, Chairman of the Board of Directors of The Taiwan Fund, Inc. (the “Fund”), is authorized to sign and file this document on behalf of the Fund pursuant to the following resolutions adopted by the Board of Directors of the Fund:

RESOLVED, that the application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Section 19(b) of the Act and rule 19b-1 thereunder to permit the Fund to make certain distributions of capital gains more often than permitted under rule 19b-1 be, and it hereby is, approved, and it is further

RESOLVED, that any officer or director of the Fund, on the advice of counsel or otherwise, may make such changes to the Application and execute and file the Application with the U.S. Securities and Exchange Commission (the “SEC”) and make such further changes and amendments to said Application in response to comments from the SEC and its staff and file such amended Applications as the officers of the Fund deem necessary or advisable to carry out the foregoing resolution.

THE TAIWAN FUND, INC.

By:	/s/ Joe O. Rogers
Name:	Joe O. Rogers
Title:	Chairman of the Board of Directors

Dated:	September 3, 2013

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of The Taiwan Fund, Inc.; that he is Chairman of the Board of Directors of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief

By:	/s/ Joe O. Rogers
Name:	Joe O. Rogers